OMB APPROVAL

OMB Number:	3235-0145
Expires:	February 28, 2009
Estimated average burden hours per response	14.5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  1)*

Eagle Ford Oil & Gas Corp.

(Name of Issuer)
 Common Stock

 (Title of Class of Securities)
269519 10 4

 (CUSIP Number)
Paul L. Williams Jr.
2951 Marina Bay Drive, Ste 130-369
League City, TX 77573
281-383-9648

 (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 16, 2011

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240. 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (03-00)

CUSIP NO. 269519 10 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

  Driftwood Resources, LLC

  EIN # 26-1684702

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☐

     (b)   ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

 OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) OR 2(e)

☐

6.	Citizenship or Place of Organization

 Texas

	7.	Sole Voting Power
Number of		8,749,985

Shares	8.	Shared Voting Power
		0
Beneficially

Owned by Each	9.	Sole Dispositive Power
		8,749,985
Reporting

Person	10.	Shared Dispositive Power
		0
With

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

 8,749,985

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13.	Percent of Class Represented by Amount In Row (11)

  27.0%

14.	Type of Reporting Person (See Instructions)

  OO

CUSIP NO. 269519 10 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

  Paul L. Williams Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☐

     (b)   ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

  OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) OR 2(e)

☐

6.	Citizenship or Place of Organization

  United States

	7.	Sole Voting Power
Number of		0

Shares	8.	Shared Voting Power
		9,102,720
Beneficially

Owned by Each	9.	Sole Dispositive Power
		0
Reporting

Person	10.	Shared Dispositive Power
		9,102,720
With

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

 9,102,720

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13.	Percent of Class Represented by Amount In Row (11)

  28.1%

14.	Type of Reporting Person (See Instructions)

  IN

CUSIP NO. 269519 10 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

  Ralph Sandy Cunningham Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☐

     (b)   ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

  OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) OR 2(e)

☐

6.	Citizenship or Place of Organization

  United States

	7.	Sole Voting Power
Number of		0

Shares	8.	Shared Voting Power
		9,102,720
Beneficially

Owned by Each	9.	Sole Dispositive Power
		0
Reporting

Person	10.	Shared Dispositive Power
		9,102,720
With

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

 9,102,720

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13.	Percent of Class Represented by Amount In Row (11)

  28.1%

14.	Type of Reporting Person (See Instructions)

  IN

CUSIP NO. 269519 10 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

  Safari Adventure Productions, Inc.

  EIN # 90-0295869

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☐

     (b)   ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

 OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) OR 2(e)

☐

6.	Citizenship or Place of Organization

 Texas

	7.	Sole Voting Power
Number of		1,122,175

Shares	8.	Shared Voting Power
		8,749,985
Beneficially

Owned by Each	9.	Sole Dispositive Power
		1,122,175
Reporting

Person	10.	Shared Dispositive Power
		8,749,985
With

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

 9,872,160

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13.	Percent of Class Represented by Amount In Row (11)

  30.4%

14.	Type of Reporting Person (See Instructions)

  CO

CUSIP NO. 269519 10 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

  Brook Minx

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☐

     (b)   ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

  OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) OR 2(e)

☐

6.	Citizenship or Place of Organization

  United States

	7.	Sole Voting Power
Number of		0

Shares	8.	Shared Voting Power
		9,872,160
Beneficially

Owned by Each	9.	Sole Dispositive Power
		0
Reporting

Person	10.	Shared Dispositive Power
		9,872,160
With

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

 9,872,160

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13.	Percent of Class Represented by Amount In Row (11)

  30.4%

14.	Type of Reporting Person (See Instructions)

  IN

Pursuant to Rule 13d-2 of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned, Driftwood Resources, LLC, a Texas limited liability company (“Driftwood”), Paul L. Williams Jr., an individual residing in Texas, Ralph Sandy Cunningham Jr., an individual residing in Texas, Safari Adventure Productions, Inc. a Texas corporation (“Safari”), and Brook Minx, an individual residing in Texas (together, the “Reporting Persons”), hereby amend their statement on Schedule 13D dated June 30, 2011 (the “Schedule 13D”).  This Statement constitutes Amendment No. 1 to the Schedule 13D.

Item 2. Identity and Background

Item 2 is hereby amended by deleting section (a) thereof and replacing it with the following:

(a) This Schedule 13D is being filed by Driftwood Resources, LLC, a Texas limited liability company (“Driftwood”), Paul L. Williams Jr., an individual residing in Texas, Ralph Sandy Cunningham Jr., an individual residing in Texas, Safari Adventure Productions, Inc. a Texas corporation (“Safari”), and Brook Minx, an individual residing in Texas (together, the “Reporting Persons”).  Driftwood is the registered owner of the 8,749,985 shares of Common Stock.   Paul L. Williams Jr. is the owner of 37.5% of the membership interest of Driftwood.  Ralph Sandy Cunningham Jr. is the owner of 37.5% of the membership interest of Driftwood.  Safari is the owner of 25% of the membership interest of Driftwood.  Brook Minx is the sole shareholder of Safari.  Accordingly, Paul L. Williams Jr., Ralph Sandy Cunningham Jr., Safari, and Brook Minx may be deemed to have beneficial ownership of the securities reported herein owned by Driftwood by virtue of the discretion and authority granted to them to vote and to dispose of the securities held by Driftwood pursuant to Driftwood’s constituent documents.

Also, Valor Interest Partners, L.L.C., a Texas limited liability company (“Valor”) is the registered owner of 705,470 shares of Common Stock.  Paul L. Williams Jr. is the owner of 50% of the membership interest in Valor.  Ralph Sandy Cunningham Jr. is the owner of 50% of the membership interest in Valor.  Accordingly, Paul L. Williams Jr. and Ralph Sandy Cunningham Jr. may be deemed to have beneficial ownership of the securities reported herein owned by Valor by virtue of the discretion and authority granted to them to vote and to dispose of the securities held by Valor pursuant to Valor’s constituent documents.

Also, Safari is the registered owner of 1,122,175 shares of common stock.  Brook Minx is the sole shareholder of Safari.  Accordingly, Brook Minx may be deemed to have beneficial ownership of the securities reported herein owned by Safari by virtue of the discretion and authority granted to him to vote and to dispose of the securities held by Safari pursuant to Safari’s constituent documents.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby deleted in its entirety and replaced with the following:

On June 20, 2011, Driftwood received 8,749,985 shares of Common Stock pursuant to the Purchase Agreement (the “Purchase Agreement”) by and among the Issuer, TDLOG, LLC, a Texas limited liability company (“TDLOG”), Driftwood, Pierre Vorster, and Sandstone Energy, L.L.C., a Texas limited liability company (“Sandstone”).  Driftwood used the 49% membership interest it owned in Sandstone as consideration for the Common Stock Driftwood received in the Purchase Agreement transaction.

On August 16, 2011, Safari and Valor each received 705,470 shares of Common Stock, pursuant to the Purchase Agreement dated August 11, 2011 and executed August 16, 2011 (the “SSEP1 Purchase Agreement”) by and among the issuer, Valor, Safari, Derek Schmidt, an individual residing in Texas (“Schmidt”), Jeff Morgenroth, an individual residing in Texas (“Morgenroth”) and Sandstone Energy Partner I, L.L.C. (“SSEPI”). Safari and Valor each used the 16.67% membership interest it owned in SSEP1 as consideration for the Common Stock it received in the SSEP1 Purchase Agreement transaction.

On August 16, 2011, Safari received 231,439 shares of Common Stock, pursuant to the Purchase Agreement dated August 11, 2011 and executed August 16, 2011 (the “SSEP2 Purchase Agreement”) by and among the issuer, TDLOG, Safari, Schmidt and Sandstone Energy Partner II, L.L.C., a Texas limited liability company (“SSEP2”). Safari used the 3.68% membership interest it owned in SSEP2 as consideration for the Common Stock Safari received in the SSEP2 Purchase Agreement transaction.

On August 16, 2011, Safari each received 185,266 shares of Common Stock, pursuant to the Purchase Agreement dated August 8, 2011 and executed August 16, 2011 (the “SSEP3 Purchase Agreement”) by and among the issuer, Wood Limited Partnership, a Texas limited partnership (“Wood”), Safari, Schmidt and Sandstone Energy Partner III, L.L.C. (“SSEP3”).  Safari used the 3.04% membership interest it owned in SSEP3 as consideration for the Common Stock it received in the SSEP3 Purchase Agreement transaction.

Item 4. Purpose of Transaction

Item 4 is hereby amended by deleting the first paragraph thereof and replacing it with the following:

The shares of Common Stock received by Driftwood under the Purchase Agreement were for the Issuer’s acquisition of 100% member interest in Sandstone for asset growth purposes in the oil and gas industry.  The shares of Common Stock received by Safari, Valor, Schmidt and Morgenroth under the SSEP1 Purchase Agreement were for the Issuer’s acquisition of the remaining 50% membership interest in SSEP1 for asset growth purposes in the oil and gas industry.  The shares of Common Stock received by TDLOG, Safari and Schmidt under the SSEP2 Purchase Agreement were for the Issuer’s acquisition of the remaining 50% membership interest in SSEP2 for asset growth purposes in the oil and gas industry.  The shares of Common Stock received by Wood, Safari and Schmidt under the SSEP3 Purchase Agreement were for the Issuer’s acquisition of the remaining 50% membership interest in SSEP3 for asset growth purposes in the oil and gas industry.  Consistent with such purpose, the Reporting Persons have had, and may have in the future, discussions with management and the Board of Directors of the Issuer regarding the Issuer’s operations, prospects, business and financial strategies and other matters as the Reporting Persons deem relevant to their investment in the Common Stock and any other securities of the Issuer.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby deleted in its entirety and replaced with the following:

(a) and (b) Driftwood directly owns 8,749,985 shares of Common Stock, which represent 27.53% of the outstanding Common Stock of the Issuer.  Safari directly owns 1,122,175 shares of Common Stock, which represent 3.46 % of the outstanding Common Stock of the Issuer.  Valor directly owns 705,470 shares of Common Stock, which represent 2.18% of the outstanding Common Stock of the Issuer.  Each of Driftwood’s, Safari’s and Valor’s power to dispose of such Common Stock is intended to be exempt from the registration requirements of the Securities Act pursuant to 4(2) thereof and Rule 506 of Regulation D promulgated thereunder; and exempt from the registration or qualification requirements of any applicable state securities laws. As a result, the aforementioned common shares may not be offered, sold, or transferred by the holder thereof until either a registration statement under the Securities Act or applicable state securities laws shall have become effective with regard thereto, or an exemption under the Securities Act and applicable state securities laws is available with respect to any proposed offer, sale or transfer.

Paul L. Williams Jr., Ralph Sandy Cunningham Jr. and Safari as members of Driftwood and Brook Minx, as the sole shareholder of Safari, may be deemed to have acquired beneficial ownership of 8,749,985 shares of Common Stock, which represent 26.98% of the outstanding Common Stock of the Issuer.

Brook Minx, as the sole shareholder of Safari, may be deemed to have acquired beneficial ownership of 1,122,175 shares of Common Stock directly owned by Safari, which represent 3.46% of the outstanding Common Stock of the Issuer.

Paul L. Williams Jr., Ralph Sandy Cunningham Jr. as members of Valor, may be deemed to have acquired beneficial ownership of 705,470 shares of Common Stock, which represent 2.18% of the outstanding Common Stock of the Issuer.

The Cover Pages of this Schedule 13D are incorporated herein by reference.

(c) Except as set forth in Items 3 and 4, there have been no transactions effected in the shares of Common Stock during the past 60 days by the Reporting Persons.

(d) No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock owned by the Reporting Persons.

(e) Not applicable.

Item 7. Material to be Filed as Exhibits

Exhibit	Description
Exhibit 7.01	Joint Filing Agreement

Exhibit 7.02
Purchase Agreement dated August 11, 2011, between Eagle Ford Oil and Gas Corp., Valor Interest Partners, L.L.C., Safari Adventure Productions, Inc. Derek Schmidt, Jeff Morgenroth and Sandstone Energy Partners I, L.L.C.

Exhibit 7.03	Purchase Agreement dated August 11, 2011, between Eagle Ford Oil and Gas Corp., TDLOG, L.L.C., Safari Adventure Productions, Inc., Derek Schmidt and Sandstone Energy Partners II, L.L.C.

Exhibit 7.04
Purchase Agreement dated August 8, 2011, between Eagle Ford Oil and Gas Corp., Wood Limited Partnership, L.P. Safari Adventure Productions, Inc., Derek Schmidt and Sandstone Energy Partners III, L.L.C.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: August 25, 2011

DRIFTWOOD RESOURCES, LLC

		By:	/s/ Ralph Sandy Cunningham Jr.
Name: Ralph Sandy Cunningham Jr.
Title: Manager

/s/ Paul L. Williams Jr.
Paul L. Williams Jr.

/s/ Ralph Sandy Cunningham Jr.
Ralph Sandy Cunningham Jr.

Safari Adventure Productions, Inc.

By:	/s/ Brook Minx
Name: Brook Minx
Title: President

/s/ Brook Minx
Brook Minx